Exhibit 23.2

Form #51-852

Published: 04/01/2020

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of P3 Health Partners Inc. (f/k/a Foresight Acquisition Corp.) on Form S-8 of our report dated April 5, 2021 with respect to our audit of the financial statements of Foresight Acquisition Corp. (now known as P3 Health Partners Inc.) as of December 31, 2020 and for the period from August 20, 2020 (inception) through December 31, 2020 appearing in the Annual Report on Form 10-K of Foresight Acquisition Corp. (now known as P3 Health Partners Inc.) filed on April 6, 2021. We were dismissed as auditors on December 6, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp
New York, NY
February 3, 2022